FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

3A Jabotinsky Street, Ramat-Gan 52520, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This press release is not and must not, directly or indirectly, be distributed or made public in Australia, Canada, Japan or South Africa. The Offer is not being made to persons in those jurisdictions or elsewhere where their participation requires further offer documents, filings or other measures in addition to those required by Swedish law

Media Contact:	Investor Contact:
Allison Wagda	Anne Marie McCauley
Check Point Software Technologies	Check Point Software Technologies
+1 650.628.2070 or +1 650.906.6320	+1 650.628.2040
press@us.checkpoint.com	ir@us.checkpoint.com

CHECK POINT COMPLETES THE OFFER FOR PROTECT DATA
WITH SUBSTANTIAL ACCEPTANCE OF 87.1 PERCENT
Extends offer for shareholders who have not yet submitted acceptance

RAMAT-GAN, Israel and STOCKHOLM, Sweden – January 11, 2007 – Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced that it has completed the cash tender offer to acquire Protect Data AB (publ) (PROT.ST) for a price of SEK 187 per share.

Check Point has received acceptances of the offer from holders of 20,012,234 Protect Data shares, representing approximately 87.1 percent of the outstanding shares, and 104,700 warrants, representing approximately 81.8 percent of the outstanding warrants. On a fully diluted basis, the shares and warrants tendered represent approximately 87.1 percent.

Given the notable acceptance rate, Check Point has decided to acquire the shares and warrants which have been tendered for a total cost of approximately SEK 3,764 million or US $534 million, based on current exchange rate. To allow time for remaining shareholders to accept the offer, Check Point has extended the offer until January 22, 2007. Following closing, Protect Data will become a subsidiary of Check Point.

“This acquisition is a major step in our strategy for expanding Check Point’s unified security architecture into data security,” said Gil Shwed, founder and chief executive officer of Check Point. “With Pointsec’s world-class solutions, Check Point can provide customers with best of breed data security solutions that complement our leading network security solutions. We are truly excited by the new market opportunities, and look forward to providing additional security and value to our customers and partners.”

OFFER MECHANISM

—	Check Point will acquire shares and warrants currently tendered. Settlement with respect to such shares and warrants is expected to commence on or about January 17, 2007.

—	To allow time for the remaining shareholders and warrant holders, who wish to accept the offer, Check Point has extended the acceptance period until January 22, 2007, inclusive.

—	Settlement of valid acceptances received during the extension period is expected to commence on or about February 1, 2007.

—	Check Point has decided to waive the minimum acceptance condition and complete the offer on the tendered shares and warrants as set forth in the offer document. All other conditions of the offer have been fulfilled.

Forward-looking statements
This press release and related offer documentation may contain forward-looking statements. These statements appear throughout such documentation and are not guarantees of future performance and are subject to inherent risks and uncertainties. Forward-looking statements include, but are not limited to, statements about the expected timetable for closing the acquisition and the expected future business of Protect Data, Check Point and/or Check Point Holdings resulting from and following the Offer. These statements reflect Protect Data’s or Check Point Holdings’ respective management’s current expectations based upon information currently available to them and are subject to various assumptions, as well as risks and uncertainties that may be outside of their control. Actual results could differ materially from those expressed or implied in such forward-looking statements as a result of a number of factors, including: the conditions to completion of the deal may not be satisfied or the parties may not be able to achieve all of the benefits of the transaction within the expected time frames or at all; Check Point may experience unanticipated expenses in connection with the acquisition; Check Point may not be able to successfully integrate Pointsec’s operations into those of Check Point and may experience a loss of customers, employees and business disruption; and other factors described in Check Point’s Report on Form 20-F for the year ended December 31, 2005 which is on file with the Securities and Exchange Commission. Any such forward-looking statements speak only as of the date on which they are made and neither Check Point, Check Point Holdings nor Protect Data undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leader in securing the Internet. It is a market leader in the worldwide enterprise firewall, consumer Internet security and VPN markets. Through its NGX platform, the company delivers a unified security architecture for a broad range of perimeter, internal, Web, and endpoint security solutions that protect business communications and resources for corporate networks and applications, remote employees, branch offices and partner extranets. The company’s ZoneAlarm Internet Security Suite and additional consumer security solutions are among the highest rated in the industry today, proactively protecting millions of people from hackers, spyware, viruses and identity theft. Extending the power of the Check Point solution is its Open Platform for Security (OPSEC), the industry’s framework and alliance for integration and interoperability with “best-of-breed” solutions from hundreds of leading companies. Check Point solutions are sold, integrated and serviced by a network of thousands of Check Point partners around the world and its customers include 100 percent of Fortune 100 companies and tens of thousands of businesses and organizations of all sizes.

About Protect Data AB (publ) and Pointsec Mobile Technologies AB
Pointsec is a worldwide provider of mobile device security – with the most customers deployed, highest level of certification and more complete device coverage than any other company. Pointsec delivers a trusted solution for automatic data encryption that guarantees proven protection at the most vulnerable point where sensitive enterprise data is stored – on mobile devices. By securing sensitive information stored on laptops, PDAs, smartphones, and removable media, enterprises and government organizations can protect and enhance their image, minimize risk, shield confidential data, guard information assets, and strengthen public and shareholder confidence. Pointsec’s customers include enterprises and government organizations around the world. The company has operations in 14 countries and is represented through partners on all continents. Pointsec can be found on the web at: www.pointsec.com.

Stockholm headquartered Protect Data AB (publ) (PROT.ST) was founded in 1988, and is listed on the Stockholm Stock Exchange since 1997. The company has its full business focus on its wholly owned subsidiary, Pointsec Mobile Technologies AB. For more information, please visit Protect Data at: www.protectdata.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. By: /s/ Eyal Desheh —————————————— Eyal Desheh Executive Vice President & Chief Financial Officer

January 11, 2007